Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265024

PROSPECTUS SUPPLEMENT NO. 8
(TO PROSPECTUS DATED JUNE 17, 2022)

1,500,000 Units Consisting of Shares of Common Stock and Warrants

Heart Test Laboratories, Inc.

This prospectus supplement updates and supplements the prospectus dated June 17, 2022, as previously updated and supplemented (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-265024). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in the attached Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (“SEC”) on January 24, 2023.

The Prospectus and this prospectus supplement relate to the offer and sale by us of up to (i) 1,725,000 shares of our common stock, par value $0.001 per share (“Common Stock”), that may be issued upon the exercise of warrants (the “IPO Warrants”) to purchase shares of Common Stock that were issued on the closing date of our initial public offering and (ii) 105,000 shares of our Common Stock that may be issued upon the exercise of warrants to purchase shares of Common Stock that were issued to the underwriter in our initial public offering.

This prospectus supplement should be read in conjunction with the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and IPO Warrants are listed on The Nasdaq Stock Market LLC under the symbols “HSCS” and “HSCSW,” respectively. On January 23, 2023, the closing price of our Common Stock was $0.78 per share and the closing price for our IPO Warrants was $0.21.

We are an “emerging growth company,” as defined under the Securities Act of 1933, as amended, and, as such, are subject to reduced public reporting requirements. The Prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 20 of the Prospectus and beginning on page 32 of our Annual Report on Form 10-K filed with the SEC on July 29, 2022, as updated and supplemented by the section entitled “Risk Factors” and under similar headings in any further amendments or supplements to the Prospectus before you decide whether to invest in our securities.

You should rely only on the information contained in the Prospectus, this prospectus supplement or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 24, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 24, 2023

Heart Test Laboratories, Inc

(Exact name of Registrant as Specified in Its Charter)

Texas	001-41422	26-1344466
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

550 Reserve Street, Suite 360
Southlake, Texas		76092
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 682 237-7781

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	HSCS	The Nasdaq Stock Market LLC
Warrants	HSCSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On January 24, 2023, Heart Test Laboratories, Inc. (the “Company”) entered into Amendment No. 4 (the “Amendment”) to the Loan and Security Agreement dated April 24, 2020 (the “Agreement”) by and among the Company, Front Range Ventures LLC (“FRV”) and John Q. Adams (“Adams”) which was previously amended on September 30, 2021, November 3, 2021 and May 24, 2022. Pursuant to the Agreement, a secured promissory note in the original principal amount of $500,000 was issued to FRV (the “FRV Note”) and a secured promissory note in the original principal amount of $500,000 was issued to Adams (the “Adams Note”).

The Amendment (i) further extends the maturity date of the FRV Note to September 30, 2024, on which date the principal amount and all accrued interest thereon will be due and payable, and (ii) amends the dates on which principal and accrued interest will be due under the Adams Note such that interest accrued since June 28, 2022 (the date on which the Company previously paid accrued interest in the amount of $126,545.65) will be due and payable on September 30, 2023, and the principal amount together with all interest accrued after September 30, 2023 will be due and payable on March 31, 2024. The Amendment will reduce debt and accrued interest repayment obligations in the calendar year 2023 by $1.2 million. The Company will issue an amended and restated FRV Note to FRV and an amended and restated Adams Note to Adams, each of which will reflect the terms of the Amendment.

FRV and Adams are both shareholders of the Company, and Adams was a director of the Company at the time the Agreement was originally executed. Further, the Company and FRV are parties to an agreement pursuant to which FRV is entitled to appoint a member of the Company’s board of directors and a board observer so long as it holds at least 71,000 shares of the Company’s Series C Convertible Preferred Stock.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Amendment No. 4 to Loan and Security Agreement
104	Cover Page Interactive Data File. (Embedded within the Inline XBRL document.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HEART TEST LABORATORIES, INC

Date:	January 24, 2023	By:	/s/ Andrew Simpson
Andrew Simpson Chief Excecutive Officer